SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1.   Press release issued in Israel dated March 30, 2005.

                                                                          ITEM 1

For Immediate Release

                        Internet Gold - Golden Lines Ltd

         Petach Tikva, Israel, March 30, 2005 - Internet Gold (NASDAQ: IGLD)

Internet Gold today announced that its Board of Directors approved the final version of the Company's prospectus for the public offering of its debentures (Series A) in the amount of NIS 220 million and two series of Stock Purchase Warrants. If the Share Purchase Warrants are exercised in full, the Company will receive an additional NIS 150 million in proceeds.

In the tender to institutional investors in Israel, there were orders for the purchase of units in an amount of NIS 1,100 million, which exceeded the number of offered units by approximately 520%.

The institutional tender was completed with an annual interest rate of 4% for the debentures.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:
Ms. Idit Azulay,
Internet Gold
+972 3 939-9848
idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  March 30, 2005